Exhibit 99.(d)

PERMANENT FEE WAIVER TO INVESTMENT ADVISORY AGREEMENT

This Permanent Fee Waiver Agreement (“Permanent Waiver”), is entered into as of December 13, 2012 between Value Line Core Bond Fund, a Massachusetts business trust (formerly, Value Line Aggressive Income Trust, and referred to herein as the “Fund”), and EULAV Asset Management, a Delaware statutory trust (the “Investment Advisor” and, together with the Fund, the “Parties”), to supplement the Investment Advisory Agreement between the Parties, dated as of December 23, 2010 (“Agreement”).

The Parties hereby agree as follows:

1.          The Agreement is hereby supplemented, effective as of February 1, 2013, by adding a permanent fee waiver to reduce the advisory fee rate payable by the Fund with respect to the first $100 million of the Fund’s average daily net assets, to an annual rate of 0.50% of such average net assets during the year, payable monthly and pro-rated for any portion of a year during which the Agreement is in effect.

2.          Effect of Permanent Waiver. Other than as expressly set forth in this Permanent Waiver, the Agreement remains in full force and effect.

3.          Integration. This Permanent Waiver and the Agreement set forth the entire understanding of the Parties hereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

4.          Counterparts. This Permanent Waiver may be executed in two or more counterparts, each of which shall be deemed an original.

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          The Parties have executed this Permanent Waiver as of the day and year first written above.

VALUE LINE CORE BOND FUND

By:	/s/ Emily Washington
Emily Washington
Title:	Secretary

EULAV ASSET MANAGEMENT

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
Title:	Chief Executive Officer